Exhibit 12.01

XCEL ENERGY INC.

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Dollars

	March 31,	December 31,
	2006	2005	2004	2003	2002	2001
Earnings as defined:

Pretax income from continuing operations	$203,148	$672,577	$684,199	$693,516	$793,701	$912,672
Add:

Fixed charges	148,270	576,069	561,668	566,412	526,469	470,627
Deduct:
Undistributed equity in earnings (loss) of unconsolidated affiliates	746	712	3,342	4,833	(2,644)	590
Earnings as defined	350,672	1,247,934	1,242,525	1,255,095	1,322,814	1,382,709

Fixed charges:

Interest charges within rental expense	148,270	576,069	561,668	543,681	488,125	431,827
Preference security dividend requirements of consolidated subsidiaries	—	—	—	22,731	38,344	38,800
Total fixed charges	$148,270	$576,069	$561,668	$566,412	$526,469	$470,627

Ratio of earnings to fixed charges	2.4	2.2	2.2	2.2	2.5	2.9